Exhibit 99.7

TRILLION ENERGY ANNOUNCES SUCCESSFUL SASB GAS PRODUCTION ,

HIGHLIGHTED BY ACCELERATED PAYBACK AND INCREASED PRODUCTION

Successful Production and Completion of 4 Workovers, Marks a Major

Milestone in Trillion’s Strategic Perforation Program, Increasing Gas

Production Capacity at the Black Sea Asset

August 14, 2024 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to provide this production update for the SASB gas field.

SASB revitalization program is off to a great start having realized the complete payback of recent perforation costs in just 35 days of production. In first phase of workover all remaining gas pay on the Akcakoca platform was perforated including three long reach deviated gas wells Guluc-2, South Akcakoca- 2, West Akcakoca-1 wells and the recompleted legacy well Akcakoca-3, all drilled in the 2022/2023 program. The wells started production over a staggered period from July 9 to July 28 and have already produced 140MMcf representing a 35-day payoff of the recent perforation CAPEX.

South Akcakoca-2 has been producing for 36 days, stabilizing at approximately 2.75 MMcf/d. Guluc-2 has produced for over three weeks with an average production of 2.0 MMcf/d and now produces at a stable rate of about 1.25 MMcf/d. West Akcakoca-1 has produced an average of 0.60 MMcf/d for over two weeks with some irregularities and has not yet stabilized. Akcakoca-3 was perforated and although gas flow did not initially occur the well head pressure (“WHP”) has steadily increased from 100 psi to 478 psi and is therefore anticipated to start producing soon.

Gas production from the Akcakoca Platform has averaged 4.6 MMcf/d since the perforation program concluded.

CEO Arthur Halleran stated:

“The wells on the Akcakoca Platform have been completed successfully with gas production and WHP continuing to increase. This early return on our investment is a clear indicator of the field’s robust production potential. The results are very positive, giving us good indications that decreasing the production tubing size from 4 ½” to 2 3/8” using velocity strings, should stabilize gas production at the targeted rates.”

Trillion also announces that the Board of Directors of the Company has authorized the granting of stock options under its Stock Option Plan to purchase 8,800,000 common shares of the Company at an exercise price of $0.14 per share for a five-year term expiring August 12, 2029. The stock options are being granted to certain directors, officers, employees and consultants of the Company.

About the Company

Trillion Energy International Inc is focused on oil and natural gas production for Europe and Türkiye with natural gas assets in Türkiye. The Company is 49% owner of the SASB natural gas field, a Black Sea natural gas development and a 19.6% (except three wells with 9.8%) interest in the Cendere oil field. The Company has a 50% interest in 3 oil exploration blocks in S.E. Türkiye. More information may be found on www.sedar.com, and our website.

Contact

Arthur Halleran, Chief Executive Officer

Brian Park, Vice President of Finance

1-778-819-1585

e-mail: info@trillionenergy.com;

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are no guarantee of future performance and are subject to certain risks, uncertainties, delay, change of strategy, and assumptions that are difficult to predict and which may change over time. Accordingly, actual results and strategies could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, changes in capital raising strategies, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may increase and be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F- 1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2022 and updated January 31 2023.